1290 Avenue of the Americas

New York, NY 10104

Darin Smith

Lead Director & Associate General Counsel

(319) 573-2676 (Tel.)

Darin.Smith@axa.us.com

December 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: AXA Equitable Life Insurance Company (“AXA Equitable”)

File Nos. 333-229766 and 811-22651

Commissioners:

AXA Equitable requests the withdrawal of its submission made on Form N-4, on December 16, 2019, accession number 0001193125-19-315121.

Best regards,

/s/ Darin Smith
Darin Smith